

02033660

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 7, 2002

(Commission File No. 001-14477)

RECEIVED MAY 14 2002 WASH. D.C. 164 SECTION

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: _____

Name: Paulo Pedrão Rio Branco

Title: Financial Executive Officer

EXHIBIT #1

TCSP3: R$16.26/1,000 shares
TCSP4: R$16.80/1,000 shares
BRP: US$34.99/ADR
MARKET CAP: R$5,846 MILLION
Closing Price as of May 6th, 2002

Brasil Telecom Participações S.A.

Consolidated Earnings Release

1st Quarter 2002
Non-audited

Brasília, May 7th, 2002.



BRP
LISTED
NYSE





BrasilTelecom

Brasil Telecom Participações S.A.

Brasil Telecom Participações S.A. announces 1Q02 results

Brasília, May 7th, 2002 - **Brasil Telecom Participações S.A. (BOVESPA: TCSP3/TCSP4; NYSE: BRP)** announces its consolidated earnings for the 1st quarter 2002 (1Q02). **The consolidation** was elaborated according to the CVM Instruction 247/96 and **includes the performance of Brasil Telecom S.A.**

HIGHLIGHTS OF THE RESULT

✓ **Plant** – At the end of 1Q02, **lines installed** reached 10,442 thousand, 4.3% above 4Q01. **Lines in service** reached 8,855 thousand at the end of 1Q02, 2.5% above 4Q01. **Utilization rate** reached 84.8% at the end of 1Q02, 1.4 p.p. below 4Q01. In the 1Q02, Brasil Telecom met the goal of installing a local access within four weeks and had approximately 40.9 mil ongoing orders at the end of March.

✓ **Net revenue** in 1Q02 stood at R$1,638.5 million, flat when compared to the one observed in the 4Q01. **Consolidated net revenue/Average LIS/month** reached R$62.4 in the 1Q02.

✓ **DLD market share gain** – In the 1Q02, Brasil Telecom had 85.1% average market share in the intra-sector DLD segment and 71.2% in the intra-region, representing gains of 1.7 p.p. and 2.7 p.p., respectively, over 4Q01 averages.

✓ **Data communication revenues** reached R$104.6 million in the 1Q02, 34.1% above 4Q01 levels, representing a 4.6% stake of gross revenue, against 3.5% in the 4Q01.

✓ **Losses with accounts receivable** amounted to R$65.1 million in the 1Q02, representing 2.9% of gross revenue, stable in comparison to 4Q01. When compared to 2Q01 and 3Q01, this stake felt 3.2 p.p. and 0.3 p.p., respectively. This downward trend reflects a tighter collecting policy, the recovery of losses and the offering of alternative plans targeted to defaulting clients.

✓ **Decrease in lines cancellation** – In the 1Q02, the company cancelled, due to non-payment, 181.8 thousand lines, 22.8% below the 4Q01 levels. Besides that, the number of total disconnection, as a percentage of total disconnection notices, decreased by 4.6 p.p. The number of cancellation due to non-payment in the 1Q02, as a percentage of total disconnection notices, decreased by 12.2 p.p.

✓ **EBITDA** – In the 1Q02, EBITDA totaled R$731.4 million, 4.9% below the R$768.9 million posted in the 4Q01. **EBITDA margin** reached 44.6% in this quarter.

✓ **Net income** of R$71.1 million in the 1Q02, against R$80.5 million in the 4Q01 (including the reversion of R$79.3 million related to interest on own capital for the whole 2001 year). Adjusted by the reconstituted goodwill from the acquisition of CRT, net income reached R$102.1 million in the 1Q02.

✓ **Productivity ratio** of 1,244 LIS/employee at the end of 1Q02, against 1,095 (+13.6%) in the 4Q01. This increase reflects the additions to the plant in service combined with the reduction of 772 employees during the quarter.

✓ **Consolidated investment** totaled R$436.6 million in the 1Q02, 47.1% below the R$825.9 million observed in the 4Q01. Investments in the expansion and modernization of the plant represented 61.5% of the total amount invested during the quarter, against 68.5% in the 4Q01.



CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement (R$ Million)

R$ Million	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	1,932.6	2,241.6	2,267.2	1.1%	17.3%
Deductions	(510.8)	(607.2)	(628.6)	3.5%	23.1%
NET REVENUES	1,421.8	1,634.4	1,638.5	0.3%	15.2%
Costs & Operating Expenses	*(806.0)*	*(865.5)*	*(907.2)*	*4.8%*	*12.6%*
Personnel	(120.9)	(109.5)	(108.5)	-0.9%	-10.3%
Materials	(26.5)	(23.6)	(20.8)	-11.9%	-21.6%
Subcontracted Services	(225.0)	(224.3)	(264.3)	17.8%	17.4%
Interconnection	(295.9)	(342.4)	(353.8)	3.3%	19.6%
Advertising & Marketing	(25.0)	(36.7)	(31.7)	-13.5%	27.2%
Provisions & Losses	(51.2)	(76.9)	(83.3)	8.3%	62.5%
Lay-offs	(9.4)	(42.2)	-	N/A	N/A
Other	(52.0)	(10.0)	(44.8)	350.1%	-13.8%
EBITDA	615.8	768.9	731.4	-4.9%	18.8%
Depreciation & Amortization	(458.4)	(475.8)	(482.0)	1.3%	5.2%
OPERATING PROFIT BEFORE	157.4	293.1	249.3	-14.9%	58.4%
Financial Results	*12.1*	*(120.2)*	*(107.0)*	*-11.0%*	*N/A*
Financial Revenues	127.7	(12.3)	35.1	N/A	-72.5%
Financial Expenses	(115.6)	(28.6)	(115.0)	301.8%	N/A
Interest on Own Equity	-	(79.3)	(27.1)	-65.8%	N/A
OPERATING PROFIT	169.5	172.9	142.4	-17.6%	-16.0%
Non-Operating Revenues/Expenses	(32.9)	(38.0)	(21.3)	-44.0%	-35.3%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(1.9)	(7.0)	9.7	N/A	N/A
EARNINGS BEFORE INCOME TAXES AND SOCIAL CONTRIBUTION	136.6	134.9	121.1	-10.2%	-11.4%
Income Tax and Social Contribution	(54.3)	(64.3)	(44.4)	-30.9%	-18.2%
EARNINGS BEFORE PROFIT SHARING	82.4	70.6	76.7	8.6%	-6.9%
Profit Sharing	(9.1)	(3.4)	(11.0)	225.8%	20.7%
Minority Interest	(14.4)	(66.1)	(21.7)	-67.2%	50.8%
EARNINGS BEFORE REVERSION OF INTEREST ON OWN EQUITY	58.9	1.1	44.0	N/A	-25.3%
Reversion of Interest on Own Equity	-	79.3	27.1	-	-
NET EARNINGS	58.9	80.5	71.1	-11.6%	20.7%
Goodwill Amortization	31.0	31.0	31.0	0.0%	0.0%
NET EARNINGS BEFORE GOODWILL AMORTIZATION	89.9	111.5	102.1	-8.4%	13.6%
Net Earnings/(Losses)/1,000 shares - R$	0.17	0.23	0.20	-11.6%	20.7%
Net Earnings/(Losses)/ADR - US$	0.39	0.50	0.44	-12.1%	11.8%



OPERATING PERFORMANCE

PLANT

Table 2: Plant Evolution

	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Month
Lines Installed (Thous.)	9,381	10,015	10,442	4.3%	11.3%
Lines Installed Added in Quarter (Thous.)	426	151	427	182.8%	0.1%
Lines in Service - LIS (Thous.)	7,816	8,638	8,855	2.5%	13.3%
Residential	*5,574*	*6,281*	*6,489*	*3.3%*	*16.4%*
Non-Residential	*1,509*	*1,540*	*1,538*	*-0.1%*	*1.9%*
Other (Including PBX)	*733*	*817*	*828*	*1.3%*	*13.0%*
LIS Added in Quarter (Thous.)	370	270	217	-19.6%	-41.3%
Average LIS (Thous.)	7,631	8,503	8,746	2.9%	14.6%
LIS/100 Inhab.	19.7	21.5	22.0	2.3%	11.3%
Utilization Rate	83.3%	86.3%	84.8%	-1.4 p.p.	1.5 p.p.
Public Telephones (Thous.)	231.5	285.7	290.3	1.6%	25.4%
Public Telephones/1,000 Inhab.	5.8	7.1	7.2	1.4%	23.3%
Public Telephones/100 Lines Installed	2.47	2.85	2.78	-2.6%	12.7%
Digitization Rate (%)	94.1%	97.3%	98.3%	1.0 p.p.	4.2 p.p.

Lines installed and in service grew 4.3% and 2.5%, respectively, in the 1Q02

At the end of 1Q02, Brasil Telecom had **10,442 thousand lines installed**, 4.3% above the 4Q01. A **total of 427 thousand lines were added to the plant in the 1Q02**, compared to 151 thousand lines in the previous quarter.

Lines in service at the end of 1Q02 stood at 8,855 thousand lines, 2.5% above 4Q01. **Net additions (total activations minus cancellations) in the 1Q02 reached 217 thousand lines**, 19.6% below 4Q01. During the quarter, **538 thousand lines were activated**, compared to 642 thousand lines in the 4Q01.

Residential lines accounted for 73.3% of total lines in service at the end of the 1Q02, while non-residential lines and others accounted for 17.4% and 9.3%, respectively. In the 4Q01, residential lines accounted for 72.7% of the total, non-residential 17.8% and other 9.5%.

Utilization rate

Utilization rate reached 84.8% at the end of the 1Q02, 1.4 p.p. below the rate in the 4Q01.



Graph 1: Plant Evolution

Chart showing Lines in Service - LIS (Thous.), Lines Installed (Thous.), and Utilization Rate across quarters:

Quarter	Lines in Service (LIS)	Lines Installed	Utilization Rate
1Q01	7,816	9,381	83.3%
2Q01	8,211	9,838	83.5%
3Q01	8,368	9,864	84.8%
4Q01	8,638	10,015	86.3%
1Q02	8,855	10,442	84.8%

■ Lines in Service - LIS (Thous.)　■ Lines Installed (Thous.)　◆ Utilization Rate

Plant capillarity aligned with goals for new line activation and address change

The largest increase in lines installed *vis-à-vis* lines in service, and the consequent decrease in utilization rate, reflects Brasil Telecom's strategy of having the capilarity to meet the goal for new line activation within four weeks and the goal for address change in three days.

In order to meet these goals, some factors must be considered: i) demand for new lines; ii) number of lines cancelled; and iii) address change flow.

In the last 5 quarters, Brasil Telecom posted the following quarterly averages:
- 628 thousand activations;
- 346 thousand lines cancellations (voluntary plus non-payment);
- 118 thousand address changes;
- 297 thousand additional lines installed; and
- 282 thousand additional lines in service.

End of waiting list with line activation in four weeks

With the decision of not anticipating, for 2001, the universalization goals established for 2003, Brasil Telecom focused efforts on revising the waiting list and mapping the demand for new lines. **In the 1Q02, Brasil Telecom met the goal for new line activation within four weeks and had 40.9 thousand ongoing orders.** With effect, current plant installed is in line with mapped demand.

Out of the quarterly average of 346 thousand lines cancelled, 211 thousand were due to non-payment, reaching a peak of 245 thousand lines in 2Q01 and a minimum of 182 thousand lines in 1Q02. **This decrease reflects the positive results of the actions implemented during 2001 (e.g., tele-aviso, tele-cobrança, collection outsourcing and payment of due bills in installments) to tackle bad debt.**


BrasilTelecom

Out of the quarterly average of 346 thousand lines cancelled, 135 thousand were voluntary cancellations.

Another key issue in defining capillarity is the number of subscribers that request address change. In the 1Q02, 117 thousand address changes were requested, 34% above the amount observed in the 4Q01 and in line the average of the trailing 5 quarters.

It is important to mention that address changes, subscribers' migration within Brasil Telecom's concession area and line cancellation do not occur linearly.

In view of the objective of the 4-week line installation goal, the criterion to project plant expansion shifted from merely fulfilling the waiting list (where network build out was done throughout of the year) to a format where capacity must already be in place, regardless of when the line was requested.

In conformity with these variables and with the selling model adopted by suppliers (in which it is cheaper to buy a pre-determined amount of capacity rather than a customized amount), Brasil Telecom installed 427 thousand lines in the 1Q02. Therefore, Brasil Telecom has capillarity to meet the 4-week line activation goal, preparing its plant for the 3-week goal for 2003 and 3-week goal for 2004.

With effect, utilization rate should grow beginning in the 2Q02, since expansion of lines installed should be marginal, according to the behavior of demand.

Graph 2: Lines Activation Evolution



290 thousand public telephones in service by the end of 1Q02

Brasil Telecom added 4.5 thousand public telephones to the plant in the 1Q02, reaching 290.3 thousand public phones at the end of 1Q02.


BrasilTelecom

Digitization rate in 1Q02: 98.3%

Digitization rate of the local network at the end of the 1Q02 was 98.3%, representing an increase of 1.0 p.p. in relation to the rate registered in the 4Q01.

TRAFFIC

Table 3: Traffic Evolution

	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Month
Local Pulses (Million)					
Registered	4,660	5,062	4,784	-5.5%	2.7%
Billed	3,042	3,493	3,153	-9.7%	3.6%
Billed/Registered	65.3%	69.0%	65.9%	-3.1 p.p.	0.6 p.p.
DLD (Million Minutes)	**1,325**	**1,422**	**1,646**	**15.8%**	**24.3%**
Fixed-Mobile (Million Minutes)	**943**	**1,074**	**1,023**	**-4.8%**	**8.4%**
Billed Pulses/Avg LIS/Month	132.9	136.9	120.2	-12.2%	-9.6%
DLD Minutes/Avg LIS/Month	57.9	55.8	62.7	12.5%	8.5%
Fixed-Mobile Minutes/Avg LIS/Month	41.2	42.1	39.0	-7.4%	-5.4%
Local Minutes+DLD/Avg LIS/Month	342.5	333.2	317.6	-4.7%	-7.3%

Registered pulses totaled 4,784 million in the 1Q02

Registered pulses in the 1Q02 reached 4,784 million, compared to 5,062 million in 4Q01. Billed pulses in the 1Q02 reached 3,153 million, 9.7% below 4Q01.

This drop can be explained by a change in the classification of local traffic in the Rio Grande do Sul State. According to an Anatel rulling, part of the local traffic in 50 localities should no longer be considered as pulse/*degrau conurbado* (local call between two different municipalities), being classified as intra-sector long-distance. In the 4Q01, exceeding pulses at Rio Grande do Sul branch corresponded, in average, to 27% of Brasil Telecom's total, dropping to 19% in 1Q02.

Billed pulses represented 65.9% of total registered pulses in the 1Q02, compared to 69.0% in the 4Q01.

In the 1Q02, Brasil Telecom posted 4.0 pulses/Avg LIS/day, compared to 4.6 in the 4Q01.



Graph 3: Registered and Billed Pulses (Million)



(Graph 3: bar chart showing Billed and Registered pulses and Billed/Registered line)

	1Q01	2Q01	3Q01	4Q01	1Q02
Billed	3,042	3,455	3,469	3,493	3,153
Registered	4,660	4,892	5,058	5,062	4,784
Billed/Registered	65.3%	70.6%	68.6%	69.0%	65.9%

■ Billed ■ Registered ●Billed/Registered

DLD traffic

Brasil Telecom registered a total of 1,646 million DLD minutes via "DDD 14" in the 1Q02, 15.8% above the figure registered in the 4Q01. This increase can be explained by the higher market share and by the change in the classification of local traffic in Rio Grande do Sul.

DLD traffic/Avg. LIS/month reached 62.7 minutes in 1Q02

DLD traffic/Avg. LIS/month in the 1Q02 totaled 62.7 minutes, representing an increase of 12.5% in comparison to the 4Q01.

DLD market share

In the 1Q02, Brasil Telecom registered market share averages of 85.1% in intra-sector calls and of 71.2% in intra-region calls, representing gains of 1.7 p.p. and 2.7 p.p., respectively, over 4Q01 levels.

Graph 4: DLD Market Share

(Graph 4: bar chart)

	1Q01	2Q01	3Q01	4Q01	1Q02
Intra-regional (average)	67.0%	66.0%	66.3%	68.5%	71.2%
Intra-sector (average)	80.7%	82.7%	82.0%	83.4%	85.1%

■ Intra-regional (average) ■ Intra-sector (average)



Fixed-mobile traffic totaled 1,023 million minutes in the 1Q02

In the 1Q02, Brasil Telecom registered 1,022.6 million fixed-mobile minutes, against 1,073.8 million minutes in the 4Q01 (-4.8%).

Fixed-mobile traffic/Avg. LIS/month in the 1Q02 totaled 39.0 minutes, 7.4% below 4Q01 levels.

Fixed-mobile traffic breakdown

In the 1Q02, 91.7% of total fixed-mobile traffic corresponded to VC-1 calls, while 7.3% and 1.0% corresponded to VC-2 e VC-3 calls, respectively. In the 4Q01, the breakdown among VC-1, VC-2 and VC-3 calls was 92.2%, 6.9% and 0.9%, respectively.

Graph 5: Fixed-Mobile Traffic Breakdown (Million)





FINANCIAL PERFORMANCE

REVENUE

Table 4: Consolidated Gross Revenue (R$ Million)

R$ Million	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	**1,932.6**	**2,241.6**	**2,267.2**	**1.1%**	**17.3%**
Local Service	*819.2*	*986.7*	*971.2*	*-1.6%*	*18.6%*
Installation	14.4	14.7	11.1	-24.7%	-23.4%
Basic Subscription	482.8	599.8	629.7	5.0%	30.4%
Measured Service	295.2	341.3	302.2	-11.5%	2.3%
Lease of Lines	2.3	1.8	1.9	4.6%	-17.4%
Other	24.5	29.0	26.4	-9.0%	7.8%
Public Telephony	*88.4*	*77.5*	*79.3*	*2.3%*	*-10.3%*
Long Distance Service	*240.0*	*288.8*	*303.8*	*5.2%*	*26.6%*
Intra-Sector	178.0	213.3	229.5	7.6%	29.0%
Intra-Region	61.8	75.3	74.1	-1.6%	19.9%
International	0.2	0.2	0.1	-24.2%	-26.3%
Fixed-Mobile Calls	*413.3*	*487.2*	*489.0*	*0.4%*	*18.3%*
VC1	356.1	416.0	413.6	-0.6%	16.2%
VC2	49.3	62.2	64.9	4.4%	31.6%
VC3	8.0	9.1	10.5	14.8%	31.0%
Interconnection	*184.4*	*202.0*	*186.7*	*-7.6%*	*1.2%*
Fixed - Fixed	139.3	156.4	143.8	-8.1%	3.2%
Cellular - Fixed	45.2	45.6	42.9	-5.9%	-5.0%
Lease of Means	*54.5*	*53.6*	*72.2*	*34.6%*	*32.5%*
Data Communication	*76.8*	*78.0*	*104.6*	*34.1%*	*36.2%*
Supplementary and Value Added Services	*45.2*	*64.4*	*56.1*	*-12.9%*	*24.0%*
Other	*10.6*	*3.4*	*4.4*	*28.1%*	*-58.7%*
Deductions	(510.8)	(607.2)	(628.6)	3.5%	23.1%
NET REVENUES	**1,421.8**	**1,634.4**	**1,638.5**	**0.3%**	**15.2%**

Gross revenue of R$2,267 million in the 1Q02

Gross revenue in the 1Q02 totaled R$2,267.2 million, 1.1% above the 4Q01. Gross revenue in the 1Q02 was 17.3% higher than in the 1Q01.



Graph 6: Gross Revenue Breakdown



4Q01	1Q02
R$2,241.6 million	R$2,267.2 million

Local services revenue of R$971 million in the 1Q02

Local services revenue in the 1Q02 totaled R$971.2 million, against R$986.7 million (−1.6%) in the 4Q01. Out of the total, 64.9% comes from basic subscription, 31.1% from measured service, 1.1% from line installation, 0.2% from lease of lines and 2.7% from other services.

Line installation revenue totaled R$11.1 million in the 1Q02, R$3.6 million below 4Q01 levels. In the 1Q02, 538 thousand lines were activated. Excluding the 117 thousand address changes and the 45 thousand alternative plans that do not pay installation fee, 376 thousand new lines were activated in the 1Q02 and paid the installation fee.

Basic subscription revenue in the 1Q02 reached R$629.7 million, 5.0% above 4Q01 levels. The increase reflects the 2.9% growth in average lines in service and a higher ICMS tax rate in the state of Paraná (to 27% from 25%), where average lines in service grew 3.2% in the 1Q02.

Measured service revenue was R$302.2 million in the 1Q02, 11.5% below 4Q01 levels. In addition to seasonal factors, the R$39.1 million drop in the 1Q02 can be traced to the change in local traffic classification in the state of Rio Grande do Sul.

Other services revenue totaled dropped by R$2.6 million in the 1Q02 to R$26.4 million, being made up of address change (36% of the total), local collecting calls (54%) and rural telephony (10%). In the 4Q01, this breakdown was address change (30%), local collecting calls (56%) and rural telephony (13%).

Gross local services revenue/Avg LIS/month in the 1Q02 was R$37.0, against R$38.7 in the 4Q01.



BrasilTelecom

Public telephony revenue of R$79 million in the 1Q02

Public telephony revenue in the 1Q02 was R$79.3 million, against R$77.5 million in the 4Q01. In the 1Q02, there was a 7.5% growth in the total number of credits sold compared to the 4Q01. In terms of credits sold per average public telephone in service, the increase was of approximately 1.8%.

Long distance revenue of R$304 million in the 1Q02

Long distance revenue in the 1Q02 was R$303.8 million, against R$288.8 million (+5.2%) in the 4Q01, as a result of a higher market share and the reclassification of local traffic in the state of Rio Grande do Sul. Out of the DLD revenue in the 1Q02, R$229.5 million comes from intra-sector calls and R$74.1 million from intra-region calls.

DLD revenue/Avg LIS/month in the 1Q02 was R$11.6 (R$8.8 from intra-sector and R$2.8 from intra-region). In the 4Q01, DLD revenue/Avg LIS/month was R$11.3 (R$8.3 intra-sector and R$3.0 intra-region).

Fixed-mobile revenue of R$489 million in the 1Q02

Fixed-mobile revenue totaled R$489.0 million in the 1Q02, 0.4% above 4Q01 levels. The drop of 7.4% in fixed-mobile calls/Avg LIS/month was offset by the 9.8% tariff increase for VC-1 calls and of 8.8% for VC-2 and VC-3 calls, which became effective in February 2002.

Fixed-mobile revenue was made up of 84.6% in VC-1 calls, and 13.3% in VC-2 and 2.1% in VC-3 calls.

Fixed-mobile margin (net fixed-mobile revenue − fixed-mobile interconnection cost) in the 1Q02 was 6.5%, against 10.1% in the 4Q01, reflecting the 10.6% average increase in the fixed-mobile interconnection tariffs (TU-M), which became effective in February 2002.

Interconnection revenue of R$187 million in the 1Q02

Interconnection revenue in the 1Q02 was R$186.7 million, against R$202.0 million in the 4Q01, reflecting the gain in DLD market share.

Out of the R$186.7 million total, R$143.8 million comes from fixed-fixed calls interconnection and R$42.9 million from mobile-fixed calls interconnection.

Lease of means revenue of R$72 million in the 1Q02

Lease of means revenue in the 1Q02 totaled R$72.2 million, against R$53.6 million (+34.6%) in the 4Q01, reflecting the 6.8% increase in the number of average circuits rented and the 4.0% increase in average revenue per circuit leased.


BrasilTelecom

Data communication revenue of R$105 million in the 1Q02	**Data communication revenue totaled R$104.6 million in the 1Q02**, 34.1% above 4Q01 levels. This growth can be basically traced to higher revenues form dedicated lines (+R$13.1 million in the 1Q02), circuit switching (+R$4.7 million), *frame relay* (+R$3.9 million) and IP (+R$3.2 million).

In the 1Q02 24.657 ADSL lines were sold, against 14,884 in the 4Q01, representing a growth of 65.7%. At the end of 1Q02, Brasil Telecom had sold an accumulated total of 65,067 ADSL lines, of which 54,812 were in service.

Supplementary and value added services	**Supplementary and value added services revenue totaled R$56.1 million in the 1Q02**, against R$64.4 million in the 4Q01 (-12.9%). The drop can be basically traced to lower number of intelligent services contracted. At the end of 1Q02, total intelligent services contracted (excluding voice mail, which does not generate revenue) was of 2,738 thousand, down from 2,914 thousand at the end of 4Q01.
Net revenue of R$1,639 million in the 1Q02	**Net revenue in the 1Q02 totaled R$1,638.5 million**, 0.3% higher than in the 4Q01.

Deductions to gross revenue reached 27.7% in the 1Q02, 0.6 p.p. above 4Q01 levels. The greater percentage of deductions is due to the lower share of interconnection revenues (drop of 0.8 p.p. in the 1Q02) and to the increase in ICMS tax rate in the states of Paraná (to 27% form 25%) and Acre (to 25% from 17%).

Net revenues/Avg LIS/month of R$62.4 in the 1Q02	**Net revenues/Avg LIS/month of R$62.4 in the 1Q02.**



COSTS AND EXPENSES

Table 5: Consolidated Operating Costs and Expenses (R$ Million)

R$ Million	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Months
NET REVENUES	**1,421.8**	**1,634.4**	**1,638.5**	**0.3%**	**15.2%**
Costs	*(985.5)*	*(1,016.9)*	*(1,046.7)*	*2.9%*	*6.2%*
Personnel	(49.6)	(42.8)	(41.7)	-2.6%	-15.9%
Materials	(23.4)	(20.2)	(19.4)	-3.7%	-17.1%
Subcontracted Services	(418.5)	(438.7)	(471.4)	7.5%	12.6%
Interconnection	(295.9)	(342.4)	(353.8)	3.3%	19.6%
Other	(122.5)	(96.3)	(117.6)	22.1%	-4.1%
Depreciation and Amortization	(445.4)	(461.4)	(464.5)	0.7%	4.3%
Other	(48.6)	(53.9)	(49.7)	-7.9%	2.2%
GROSS PROFIT	**436.3**	**617.5**	**591.9**	**-4.1%**	**35.7%**
Sales Expenses	*(88.2)*	*(103.5)*	*(115.7)*	*11.9%*	*31.2%*
Personnel	(35.2)	(29.3)	(24.4)	-16.9%	-30.7%
Materials	(0.8)	(0.4)	(0.4)	-13.6%	-57.3%
Subcontracted Services	(50.3)	(70.7)	(87.9)	24.3%	74.7%
Advertising and Marketing	(25.0)	(36.7)	(31.7)	-13.5%	27.2%
Other	(25.3)	(34.0)	(56.1)	65.0%	121.5%
Depreciation and Amortization	(1.2)	(1.0)	(1.0)	0.4%	-20.9%
Other	(0.7)	(2.1)	(2.2)	4.5%	193.5%
General and Administrative Expenses	*(98.9)*	*(124.9)*	*(125.0)*	*0.1%*	*26.4%*
Personnel	(28.9)	(33.7)	(37.2)	10.4%	28.6%
Materials	(2.0)	(1.9)	(0.7)	-61.5%	-63.7%
Subcontracted Services	(62.6)	(83.3)	(78.7)	-5.5%	25.8%
Depreciation and Amortization	(3.8)	(3.1)	(4.2)	33.0%	9.7%
Other	(1.6)	(2.9)	(4.2)	46.8%	162.5%
Information Technology	*(37.5)*	*(40.3)*	*(44.7)*	*10.9%*	*19.2%*
Personnel	(7.2)	(3.6)	(5.2)	44.0%	-27.9%
Materials	(0.2)	(1.1)	(0.3)	-75.0%	28.2%
Subcontracted Services	(14.6)	(10.7)	(11.9)	11.3%	-18.5%
Depreciation and Amortization	(7.9)	(10.3)	(12.4)	20.0%	55.9%
Other	(7.5)	(14.6)	(14.9)	2.6%	98.3%
Provisions and Losses	*(51.2)*	*(76.9)*	*(83.3)*	*8.3%*	*62.5%*
Doubtful Accounts	(62.2)	(64.3)	(65.1)	1.3%	4.7%
Contingencies	11.0	(12.6)	(18.1)	43.5%	N/A
Lay-Offs	*(9.4)*	*(42.2)*	*-*	*N/A*	*N/A*
Other Operating Expenses/Revenues	*6.5*	*63.4*	*26.2*	*-58.8%*	*304.2%*
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**157.4**	**293.1**	**249.3**	**-14.9%**	**58.4%**
(+) Depreciation & Amortization	(458.4)	(475.8)	(482.0)	1.3%	5.2%
(=) EBITDA	615.8	768.9	731.4	-4.9%	18.8%
EBITDA Margin	43.3%	47.0%	44.6%	-2.4 p.p.	1.3 p.p.

	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Months
Costs & Operating Expenses	*(806.0)*	*(865.5)*	*(907.2)*	*4.8%*	*12.6%*
Personnel	(120.9)	(109.5)	(108.5)	-0.9%	-10.3%
Materials	(26.5)	(23.6)	(20.8)	-11.9%	-21.6%
Subcontracted Services	(225.0)	(224.3)	(264.3)	17.8%	17.4%
Interconnection	(295.9)	(342.4)	(353.8)	3.3%	19.6%
Advertising & Marketing	(25.0)	(36.7)	(31.7)	-13.5%	27.2%
Provisions & Losses	(51.2)	(76.9)	(83.3)	8.3%	62.5%
Lay-offs	(9.4)	(42.2)	-	N/A	N/A
Other	(52.0)	(10.0)	(44.8)	350.1%	-13.8%
EBITDA	**615.8**	**768.9**	**731.4**	**-4.9%**	**18.8%**



Operating Costs and Expenses

Consolidated operating costs and expenses (including depreciation) **in the 1Q02 reached R$1,389.2 million**, against R$1,341.3 million in the 4Q01.

Cash cost (operating costs and expenses, excluding depreciation) **in the 1Q02 reached R$907.2 million**, against R$865.5 million (+4.8%) in the 4Q01.

Cash cost/Average LIS/month stood at R$34.6 in the 1Q02, 3.6% below 4Q01 levels (R$35.9).

Graph 7: Operating Costs and Expenses Breakdown (Excluding Depreciation)

4Q01
R$865.5 million

1Q02
R$907.2 million




Personnel

Consolidated personnel costs and expenses reached R$108.5 million in the 1Q02, 0.9% below the R$109.5 million observed in the 4Q01.

Net reduction of 772 employees in the 1Q02

Brasil Telecom ended the 1Q02 with 7,118 employees, against 7,890 at the end of 4Q01, resulting in a net reduction of 772 employees in the quarter.

Productivity

Brasil Telecom S.A. ended 1Q02 with a productivity indicator of 1,244 LIS/employee, against 1,095 (+13.6%) in the 4Q01.

Graph 8: LIS/Employee





BrasilTelecom

Material costs and expenses	**Material costs and expenses reached R$20.8 million in the 1Q02,** against R$23.6 million in the 4Q01 (-11.9%).
Subcontracted services costs and expenses	**Subcontracted services costs and expenses (excluding interconnection and advertising & marketing) reached R$264.3 million in the 1Q02,** against R$224.3 million (+17.8%) in the 4Q01.

Advertising and marketing expenses totaled R$31.7 million in the 1Q02, 13.5% lower than the R$36.7 million in the 4Q01. Advertising and marketing expenses represented 1.9% of net revenues, down from 2.2% in the 4Q01.

The major items that contributed to the increase in subcontracted services costs and expenses were; (i) the R$18 million increase in call center expenses, since this was the first full quarter after Brasil Telecom subcontracted its call centers activities; (ii) the R$17 million increase in plant maintenance costs, with the growth of lines installed and in service and tighter quality goals; and (iii) the R$2 million increase in public services expenses/costs (i.e., energy, water and sewerage).

Interconnection costs of R$354 million in the 1Q02	**Interconnection costs in the 1Q02 reached R$353.8 million, against R$342.4 million in the 4Q01 (+3.3%),** reflecting the 10.6% average increase in fixed-mobile interconnection tariff (TU-M), which became effective in February 2002.

In the 1Q02, 93.1% of interconnection costs can be traced to fixed-mobile calls and 6.9% to fixed-fixed calls, unchanged mix in comparison to the 4Q01.

Fixed-mobile interconnection costs rose 3.3% in the 1Q02 due to the increase of interconnection fee (TU-M).



Contingencies

Brasil Telecom posted provisions for contingencies of R$18.1 million in the 1Q02, against R$12.6 million in the 4Q01. The increase reflects (i) reversion of fiscal contingencies of R$5.4 million booked in the 4Q01 and (ii) monetary restatement of the existing amount.

Bad debt stable at 2.9% of gross revenue

Brasil Telecom recorded losses with accounts receivables (provisions for doubtful credits + effective losses) in the amount of R$65.1 million in the 1Q02 (or 2.9% of gross revenues), stable when compared to 4Q01 levels.

Graph 9: Losses With Accounts Receivables



Effective losses

Effective losses in the 1Q02 totaled R$59.6 million, against R$50.3 million in the 4Q01 (+18.5%). **Effective losses reached 2.6% of gross revenue in the 1Q02.** In the 4Q01, effective losses were 2.2% of gross revenue and reflect the year-end campaign to recover losses, combined with the payment of the 13th monthly salary.

At the end of 1Q02, the gross amount of accounts receivables was R$1,478.2 million, or R$1,329.1 million net of provision for bad debt.

Table 6: Accounts Receivable

Accounts Receivables (Gross)	Mar/01	Jun/01	Sep/01	Dec/01	Mar/02
Total (R$ Million)	1,203.2	1,221.7	1,308.4	1,374.5	1,478.2
Due	59.9%	61.9%	58.0%	56.5%	56.3%
Overdue (up to 30 days)	19.6%	17.0%	20.3%	20.9%	18.3%
Overdue (between 30-60 days)	6.6%	7.0%	6.8%	7.8%	9.1%
Overdue (between 61-90 days)	4.2%	3.8%	4.6%	4.7%	4.7%
Overdue (over 90 days)	9.7%	10.3%	10.2%	10.0%	11.6%



BrasilTelecom

In the 1Q02, Brasil Telecom cancelled, due to non-payment, 181.8 thousand lines, 22.8% lower than in the 4Q01. In addition, other indicators showed improvement:

- The number of lines totally disconnected, as a percentage of total disconnection notices sent out, dropped 4.6 p.p. in the 1Q02 to 21.0%;
- The number of lines cancelled, as a percentage of total disconnection notices sent out, dropped 12.2 p.p. to 27.1%;
- The number of lines cancelled as a percentage of average lines in service dropped 0.7 p.p. in the 1Q02.

Table 7: Cancellation of Lines

	1Q01	2Q01	3Q01	4Q01	Jan/02	Feb/02	Mar/02	1Q02	1Q02/4Q01
(A) Partial disconnection notice	4,861,625	5,059,858	5,748,232	6,565,208	1,849,277	2,955,945	2,463,708	7,268,930	10.7%
(B) Partial disconnection	1,766,992	2,047,045	2,226,835	2,401,821	740,123	882,287	1,012,707	2,635,117	9.7%
B/A	36.3%	40.5%	38.7%	36.6%	40.0%	29.8%	41.1%	36.3%	-0.3 p.p.
(C) Total disconnection notice	1,287,675	1,570,291	1,362,856	2,345,850	868,572	975,962	1,351,926	3,196,460	36.3%
(D) Total disconnection	487,412	548,095	519,334	600,707	171,497	162,921	337,681	672,099	11.9%
D/C	37.9%	34.9%	38.1%	25.6%	19.7%	16.7%	25.0%	21.0%	-4.6 p.p.
(E) Cancellation notice	151,964	245,259	241,767	235,538	46,848	85,660	49,325	181,833	-22.8%
E/D	31.2%	44.7%	46.6%	39.2%	27.3%	52.6%	14.6%	27.1%	-12.2 p.p.
(F) Average Lines in Service	7,630,920	8,013,430	8,289,541	8,502,894	8,706,590	8,787,602	8,827,395	8,746,384	2.9%
E/F	2.0%	3.1%	2.9%	2.8%	0.5%	1.0%	0.6%	2.1%	-0.7 p.p.
Negativation	125,447	398,408	396,461	323,277	59,811	79,226	93,079	232,116	-28.2%

Other operating costs and expenses of R$45 million in the 1Q02

Other operating costs and expenses of R$44.8 million in the 1Q02, against R$10.0 million in the 4Q01.

The increase compared to 4Q01 can be basically explained by the following factors:
- In the 4Q01, Brasil Telecom reverted R$9.9 million in the complementary provision for Telepar Brasil Telecom's pension fund, which was incorporated by TCSPREV (Brasil Telecom's pension fund); and
- Still in the 4Q01, Brasil Telecom posted R$10.0 million in tax recovery.

Adjusted cash cost/Average LIS/month reached R$33.9 in the 1Q02

In the 1Q02, cash cost was affected by provisions for contingencies of R$18.1 million while in the 4Q01, cash cost was affected by: a) lay-off expenses (R$42.2 million), b) provision for contingencies (R$12.8 million) and c) reversion of R$9.9 million related to the complementary provision for Telepar's retirement pension fund.

As a result, adjusted cash cost in the 1Q02 reached R$889.0 million, against R$820.6 million posted in the 4Q01.

Adjusted cash cost/Average LIS/month in the 1Q02 reached R$33.9, against R$34.0 in the 4Q01.



EBITDA

Table 8: EBITDA Margin - Gains and Losses (R$ Million and %)

R$ Million	4Q01	Vertical	1Q02	Vertical	Impact EBITDA
NET REVENUES	1,634.4	100.0%	1,638.5	100.0%	
Costs	*(555.5)*	*-34.0%*	*(582.1)*	*-35.5%*	*-1.5 p.p.*
Personnel	(42.8)	-2.6%	(41.7)	-2.5%	0.1 p.p.
Materials	(20.2)	-1.2%	(19.4)	-1.2%	0.0 p.p.
Subcontracted Services	(438.7)	-26.8%	(471.4)	-28.8%	-1.9 p.p.
Interconnection	(342.4)	-20.9%	(353.8)	-21.6%	-0.6 p.p.
Other	(96.3)	-5.9%	(117.6)	-7.2%	-1.3 p.p.
Other	(53.9)	-3.3%	(49.7)	-3.0%	0.3 p.p.
Sales Expenses	*(102.5)*	*-6.3%*	*(114.7)*	*-7.0%*	*-0.7 p.p.*
Personnel	(29.3)	-1.8%	(24.4)	-1.5%	0.3 p.p.
Materials	(0.4)	0.0%	(0.4)	0.0%	0.0 p.p.
Subcontracted Services	(70.7)	-4.3%	(87.9)	-5.4%	-1.0 p.p.
Advertising and Marketing	(36.7)	-2.2%	(31.7)	-1.9%	0.3 p.p.
Other	(34.0)	-2.1%	(56.1)	-3.4%	-1.3 p.p.
Other	(2.1)	-0.1%	(2.2)	-0.1%	0.0 p.p.
General and Administrative Expenses	*(121.8)*	*-7.5%*	*(120.9)*	*-7.4%*	*0.1 p.p.*
Personnel	(33.7)	-2.1%	(37.2)	-2.3%	-0.2 p.p.
Materials	(1.9)	-0.1%	(0.7)	0.0%	0.1 p.p.
Subcontracted Services	(83.3)	-5.1%	(78.7)	-4.8%	0.3 p.p.
Other ·	(2.9)	-0.2%	(4.2)	-0.3%	-0.1 p.p.
Information Technology	*(30.0)*	*-1.8%*	*(32.3)*	*-2.0%*	*-0.1 p.p.*
Personnel	(3.6)	-0.2%	(5.2)	-0.3%	-0.1 p.p.
Materials	(1.1)	-0.1%	(0.3)	0.0%	0.1 p.p.
Subcontracted Services	(10.7)	-0.7%	(11.9)	-0.7%	-0.1 p.p.
Other	(14.6)	-0.9%	(14.9)	-0.9%	0.0 p.p.
Provisions and Losses	*(76.9)*	*-4.7%*	*(83.3)*	*-5.1%*	*-0.4 p.p.*
Doubtful Accounts	(64.3)	-3.9%	(65.1)	-4.0%	0.0 p.p.
Contingencies	(12.6)	-0.8%	(18.1)	-1.1%	-0.3 p.p.
Lay-Offs	*(42.2)*	*-2.6%*	*-*	*0.0%*	*2.6 p.p.*
Other Operating Expenses/Revenues	*63.4*	*3.9%*	*26.2*	*1.6%*	*-2.3 p.p.*
EBITDA	768.9	47.0%	731.4	44.6%	-2.4 p.p.

R$ Million	4Q01	Vertical	1Q02	Vertical	Impact EBITDA
Operating Costs/Expenses[1]	(865.5)	-53.0%	(907.2)	-55.4%	-2.4 p.p.
Personnel	(109.5)	-6.7%	(108.5)	-6.6%	0.1 p.p.
Materials	(23.6)	-1.4%	(20.8)	-1.3%	0.2 p.p.
Subcontracted Services	(224.3)	-13.7%	(264.3)	-16.1%	-2.4 p.p.
Interconnection	(342.4)	-20.9%	(353.8)	-21.6%	-0.6 p.p.
Advertising and Marketing	(36.7)	-2.2%	(31.7)	-1.9%	0.3 p.p.
Doubtful Accounts	(64.3)	-3.9%	(65.1)	-4.0%	0.0 p.p.
Other + Lay-Offs	(64.8)	-4.0%	(63.0)	-3.8%	0.1 p.p.
EBITDA	768.9	47.0%	731.4	44.6%	-2.4 p.p.

[1] Excluding depreciation and amortization.

EBITDA totaled R$731 million in the 1Q02

Brasil Telecom posted a consolidated EBITDA of R$731.4 million in the 1Q02.



EBITDA margin of 44.6% in the 1Q02

Brasil Telecom posted a consolidated EBITDA margin in the 1Q02 of 44.6%.

Adjusted EBITDA margin of 45.7% in the 1Q02

Adjusting EBITDA by the same items that affected the cash cost, Brasil Telecom posted na adjusted EBITDA margin of 45.7% in the 1Q02.

EBITDA margin without interconnection cost

Adjusted EBITDA margin, excluding the interconnection cost from net revenue, was 56.9% in the 1Q02.

FINANCIAL RESULT

Net financial expenses of R$107 million in the 1Q02, including R$27 million of Interest on Own Equity

Brasil Telecom posted a 1Q02 net financial expenses of negative R$107.0 million.

Financial expenses in the 1Q02 totaled R$142.1 million, of which R$27.1 million in Interest on Own Equity. Excluding Interest on Own Equity, net financial result was a negative R$79,9 million.

Financial revenue in the 1Q02 was R$35.1 million.

OTHER ITEMS

Reconstituted CRT goodwill

In the 1Q02, the Company amortized R$31.0 million in reconstituted goodwill from the CRT acquisition (which has no impact on cash flow), accounted for as non-operating expenses.



INDEBTEDNESS

Table 9: Consolidated Indebtedness (R$ Thousand)

R$ Thousand	Currency	Cost	Due Term	% Total	Balance Mar/02
Short Term				16.8%	528,929
Convertible Debentures	R$	TJLP + 4.0% p.a.	jul/2006		9,566
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		316,681
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		76,869
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		10,859
BRDE	R$	IGP-M+12.0% p.a.	sep/2006		4,695
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		25,597
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		57,412
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		8,720
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		9,204
Suppliers	R$	Lib6 + 11.0% p.a.	nov/2002		995
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		119
Suppliers II	US$	10.25% p.a.	sep/2002		1,343
Suppliers III	US$	1.75% p.a.	feb/2014		211
Hedge Adjust					6,658
Long Term				83.2%	2,616,894
Convertible Debentures	R$	TJLP + 4.0% p.a.	jul/2006		577,989
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		1,501,931
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		327,866
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		47,463
BRDE* and Others	R$	IGP-M+12.0% p.a.	sep/2006		18,923
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		23,236
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		29,875
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		24,895
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		60,232
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		2,024
Suppliers IV	US$	1.75% p.a.	feb/2014		2,461
Total Debt				100.0%	3,145,823

Brasil Telecom Participações S.A. ended 1Q02 with a net debt of R$2,727 million

Brasil Telecom Participações S.A. ended 1Q02 with a net debt of R$2,726.9 million, against R$2,682.7 million at the end of 4Q01. Total debt was R$3,145.8 million at the end of 1Q02, of which R$528.9 million in the short term and R$2,616.9 million in the long term.

Out of total debt at the end of 1Q02, R$245.3 million (or 7.8%) was US$-denominated. Brasil Telecom Participações S.A. had hedging mechanisms for 71% of total US$-debt.

Net debt/equity of 44.9% at the end of 1Q02

Net debt/equity ratio at the end of 1Q02 was of 44.9%, against 44.7% at the end of 4Q01.



BrasilTelecom

INVESTMENTS

Investments in the 1Q02 totaled R$437 million

Brasil Telecom invested R$436.6 million in the 1Q02, against R$825.9 million in the 4Q01.

Table 10: Investment Breakdown (R$ Million)

	1Q01	4Q01	1Q02	Var. Quarter	Var. 12 Months
Network	**531.4**	**565.4**	**268.5**	-52.5%	-49.5%
Access Network	246.1	321.9	85.4	-73.5%	-65.3%
Switching	98.1	69.8	60.9	-12.8%	-37.9%
Transmission	105.7	80.7	51.2	-36.6%	-51.6%
Data and Intelligent Network	19.7	80.8	40.5	-49.9%	105.5%
Infra-Structure	61.9	12.2	30.6	150.1%	-50.6%
Public Telephony	**16.2**	**4.7**	**7.4**	56.2%	-54.2%
Expansion Financial Expenses	**55.9**	**55.6**	**21.0**	-62.3%	-62.5%
Expansion Personnel	**25.5**	**32.9**	**27.3**	-17.0%	7.1%
Information Technology	**25.4**	**97.2**	**64.7**	-33.4%	155.1%
Other	**65.3**	**70.1**	**47.7**	-31.9%	-26.9%
Total	**719.6**	**825.9**	**436.6**	**-47.1%**	**-39.3%**

Investments of R$269 million in plant expansion and modernization in the 1Q02

Brasil Telecom invested R$268.5 million in the 1Q02 in the expansion and modernization of the network, or 61.5% of the total investment in the quarter, against 68.5% in the 4Q01.



BrasilTelecom

BALANCE SHEET

Table 11: Consolidated Balance Sheet (R$ Million)

R$ Million	Mar/02	Dec/01
CURRENT ASSETS	**2,398**	**2,324**
Cash and Equivalents	419	466
Accounts Receivables (Net)	1,331	1,235
Recoverable Taxes	433	406
Ohter Recoverable Amounts	150	169
Iventory	5	8
Other	60	41
LONG TERM ASSETS	**1,388**	**1,363**
Loans and Financing	101	100
Deferred and Recoverable Taxes	910	936
Other	377	327
PERMANENT ASSETS	**10,910**	**10,992**
Investment (Net)	110	101
Property, Plant and Equipment (Net)	10,250	10,314
Property, Plant and Equipment (Gross)	23,096	22,736
Accumulated Depreciation	(12,846)	(12,421)
Deffered Assets (Net)	551	576
TOTAL ASSETS	**14,697**	**14,679**
CURRENT LIABILITIES	**2,588**	**2,622**
Loans and Financing	529	449
Suppliers	1,112	1,211
Taxes and Contributions	314	286
Dividends Payable	275	252
Provisions	102	105
Salaries and Benefits	93	144
Consignment for Third Parties	81	84
Other	82	90
LONG TERM LIABILITIES	**3,720**	**3,712**
Loans and Financing	2,617	2,699
Provisions	776	764
Other	327	249
DEFERRED INCOME	**10**	**11**
MINORITY INTEREST	**2,297**	**2,323**
SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	**6,082**	**6,010**
Capital Stock	2,258	2,233
Capital Reserves	386	411
Profit Reserves	1,310	1,310
Retained Earnings	2,119	2,048
Funds for Capitalization	9	9
TOTAL LIABILITIES	**14,697**	**14,679**


BrasilTelecom

Table 12: Holding Company Balance Sheet (R$ Million)

R$ Million	Mar/02	Dec/01
CURRENT ASSETS	**495**	**366**
Cash and Equivalents	215	134
Recoverable Taxes	100	96
Ohter Recoverable Amounts	3	3
Iventory	175	130
Other	3	2
LONG TERM ASSETS	**1,783**	**1,861**
Loans and Financing	1,419	1,485
Deferred and Recoverable Taxes	248	261
Other	116	115
PERMANENT ASSETS	**4,579**	**4,570**
Investment (Net)	4,571	4,562
Property, Plant and Equipment (Net)	7	8
Property, Plant and Equipment (Gross)	57	57
Accumulated Depreciation	(50)	(49)
Deffered Assets (Net)	0	0
TOTAL ASSETS	**6,856**	**6,797**
CURRENT LIABILITIES	**169**	**184**
Loans and Financing	10	24
Suppliers	1	0
Taxes and Contributions	4	5
Dividends Payable	151	151
Salaries and Benefits	2	2
Consignment for Third Parties	0	0
Other	2	1
LONG TERM LIABILITIES	**596**	**592**
Loans and Financing	579	573
Other	18	19
SHAREHOLDERS' EQUITY & FUND FOR CAPITALIZATION	**6,091**	**6,021**
Capital Stock	2,258	2,233
Capital Reserves	386	411
Profit Reserves	1,310	1,310
Retained Earnings	2,137	2,067
Funds for Capitalization	1	1
TOTAL LIABILITIES	**6,856**	**6,797**



BrasilTelecom

RECENT DEVELOPMENTS

Joining Level 1 of Corporate Governance at Bovespa

Brasil Telecom Participações S.A.'s Board of Directors approved, on March 26, 2002, that the Company joins the Level 1 Corporate Governance Classification at Bolsa de Valores de São Paulo - Bovespa. **Brasil Telecom Participações S.A. and its controlled company Brasil Telecom S.A. will be the first companies in the telecommunications sector to adopt the Differentiated Practices of Corporate Governance – Level 1, reinforcing its policy of transparency and focus on shareholders' value.** The event that will mark the entry of the companies in the Level 1 will take place on May 9th, 2002, at 945 a.m., at the Bovespa headquarters.

Rating Assignment upgraded by Fitch

On April 9th, *rating* agency Fitch assigned Brasil Telecom Participações S.A. a "BBB-" international rating in local currency. Fitch highlighted that the rating reflects "the company's position as the leading provider of fixed-line telecommunications services within its concession area, relatively low cash flow volatility from its local-exchange business, and manageable debt exposure to currency risk."

Ordinary Shareholders Meeting

The April 29th, 2002 Ordinary General Shareholders Meeting approved the management's proposal for the appropriation of profits and distribution of dividends for fiscal year 2001. **The amount of dividend to common shares was R$49,066,429.68 and of R$84,555,263.94 to the preferred shares.** Dividends approved in the meeting will be paid until June 30th, 2002.

QUALITY GOALS

Table 13: Quality Goals Achieved





BrasilTelecom

Tighter quality goals	**Brasil Telecom was the first wireline company to meet all 35 quality goals, in August 2001, and has repeated this bechmark in November and December as well.**

Beginning December 31, 2001, some quality goals became stricter. Among them:
- Completion rate of DLD calls – to 60% from 65%;
- Rate of DLD calls not completed due to network congestion – to 5% from 6%;
- Rate of repair per 100 LIS – from 3 to 2.5 repairs.

In the 1Q02, Brasil Telecom met 33 goals in January and February and 32 in March.

STOCK MARKET

TCSP4 ends 1Q02 traded at R$18.40/1,000 shares

Brasil Telecom Participações S.A. preferred shares traded at the Bovespa (TCSP4) have appreciated 1.0% in the 1Q02 levels, ending the 1Q02 traded at R$18.40/1,000 shares, against a drop of 2.4% of the Ibovespa in the same period. Common shares (TCSP3) ended 1Q02 traded at R$17.85/1,000 shares, stable over 4Q01 levels.

Since the privatization of the Telebrás System on July 29th, 1998 until March 28th, 2002, Brasil Telecom Participações S.A. preferred and common shares have appreciated 83.6% and 147.6%, respectively, against an appreciation of 105.5% of the Ibovespa in the same period.

BRP end 1Q02 traded at US$39.90/ADR

Brasil Telecom Participações S.A.'s ADR posted a drop of 2.0% in the 1Q02, ending the quarter at US$39.90/ADR, against an appreciation of 2.6% of the Dow Jones Industrial in the same period. **Since listing on the NYSE until the end of 1Q02, BRP shares have appreciated 15%, against an appreciation of 15.5% of the Dow Jones Industrial in the same period.**

Share in the Ibovespa and Itel indexes

According to the composition of the Ibovespa Index for the May-August 2002 period, **the relative participation of Brasil Telecom Particpações S.A.'s preferred shares (TCSP4) represent 2.929% of the index,** and the relative particpation.of the common shares (TCSP3) represent 0.680%.

In January 2002, Bovespa launched the **Itel – Sotck Index of Telecommunications Companies,** made up of shres of wireline and wireless companies tratded on the Bovespa. **TCSP4 shares represent 15.680% of the Itel for the Janauary-April 2002 period. According to the first rebalancing for the May-August 2002 period, TCSP3 shares owuld represent 4.260% of Itel.**



Graph 10: Stock Performance in 1Q02 – Bovespa and NYSE
(Base 100 = 28/Dec/2001)



SHAREHOLDERS STRUCTURE

Table 14: Shareholders Structure

April	Common Shares	%	Preferred Shares	%	Total	%
Solpart Participações S.A.	70,744,903,659	53.5%	-	0.0%	70,744,903,659	20.1%
ADRs	-	0.0%	122,741,139,601	55.8%	122,741,139,601	34.8%
Other	61,610,612,472	46.5%	97,122,371,343	44.2%	158,732,983,815	45.1%
Total	**132,355,516,131**	**100.0%**	**219,863,510,944**	**100.0%**	**352,219,027,075**	**100.0%**

December	Ordinárias	%	Preferenciais	%	Total	%
Solpart Participações S.A.	67,139,243,975	52.26%	-	0.00%	67,139,243,975	19.27%
ADRs	-	-	113,301,352,000	51.53%	113,301,352,000	32.53%
Other	61,320,634,285	47.74%	106,562,158,944	48.47%	167,882,793,229	48.20%
Total	**128,459,878,260**	**100.0%**	**219,863,510,944**	**100.0%**	**348,323,389,204**	**100.0%**



BrasilTelecom

UPCOMING EVENTS

Conference Call: 1Q02 Results
Tel: (1 719) 457-2665
May 8th, 2002................................. 11:00 a.m.

ABAMEC-SP Meeting: 1Q02 Results
Bovespa Headquarters – Room Abelardo Vergueiro
May 9th, 2002................................. 08:15 a.m.

Level 1 of Corporate Governance - Ceremony
Bovespa Headquarters – Trading Floor
May 9th, 2002................................. 09:45 a.m.

CONTACTS AT INVESTOR RELATIONS

Eliana Rodrigues (Manager) ... Tel: (55 61) 415-1122 ....eliana@brasiltelecom.com.br

Valder Nogueira .... Tel: (55 61) 415-1063 .... valder@brasiltelecom.com.br

Renata Fontes .... Tel: (55 61) 415-1256 ... renatafontes@brasiltelecom.com.br

Shay Chor .... Tel: (55 61) 415-1122 ....shay@brasiltelecom.com.br

Flávia Oliveira .... Tel: (55 61) 415-1411 ....flaviam@brasiltelecom.com.br